Filed Pursuant to Rule 433

Registration Statement No. 333-248288

Pricing Term Sheet

YUM! Brands, Inc.

$1,000,000,000 5.375% Senior Notes due 2032

Issuer:	YUM! Brands, Inc.

Title of Securities:	5.375% Senior Notes due 2032 (the “Notes”)

Aggregate Principal Amount Offered:	$1,000,000,000

Maturity Date:	April 1, 2032

Issue Price:	100.000%

Underwriting Discount:	1.000%

Coupon:	5.375%

Yield to Maturity:	5.375%

Interest Payment Dates:	April 1 and October 1 of each year, commencing on October 1, 2022

Record Dates:	March 15 and September 15 of each year

Trade Date:	March 24, 2022

Settlement Date:	April 1, 2022 (T+6)

Make-Whole Redemption:

Prior to April 1, 2027, at a make-whole premium based on the applicable treasury rate plus 50 basis points, plus accrued and unpaid interest, if any, to the redemption date.

On or after April 1, 2027, the Notes will be redeemable in whole at any time or in part from time to time, at the Company’s option, at a redemption price equal to the percentage of the principal amount of such Notes set forth below plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on April 1 of the year indicated below:

Year	Percentage
2027	102.688%
2028	101.792%
2029	100.896%
2030 and thereafter	100.000%

Change of Control Triggering Event:	101% plus accrued and unpaid interest, if any

Denominations:	$2,000 and in integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	988498 AR2 / US988498AR20

Joint Book-Running Managers:	BofA Securities, Inc.; Citigroup Global Markets Inc.; Goldman Sachs & Co. LLC; J.P. Morgan Securities LLC; Wells Fargo Securities, LLC; Fifth Third Securities, Inc.

Senior Co-Managers:	Barclays Capital Inc.; Capital One Securities, Inc.; ING Financial Markets LLC; MUFG Securities Americas Inc.

Co-Managers:	BNP Paribas Securities Corp.; HSBC Securities (USA) Inc.; Huntington Securities, Inc.; ICBC Standard Bank Plc; PNC Capital Markets LLC; Rabo Securities USA, Inc.; Scotia Capital (USA) Inc.; U.S. Bancorp Investments, Inc.; Siebert Williams Shank & Co., LLC

The issuer expects that delivery of the Notes will be made against payment thereof on the sixth business day following the date of the pricing of the Notes. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling BofA Securities, Inc. toll-free at (800) 294-1322.

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